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                             June 14, 2023

       Ragy Thomas
       Chief Executive Officer
       Sprinklr, Inc.
       29 West 35th Street, 7th Floor
       New York, NY 10001

                                                        Re: Sprinklr, Inc.
                                                            Form 10-K for the
Fiscal Year ended January 31, 2023
                                                            Filed April 3, 2023
                                                            File No. 001-40528

       Dear Ragy Thomas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended January 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 64

   1.                                                   We note you present
Non-GAAP net (loss) income per common share without a
                                                        reconciliation. Tell us
your consideration to reconcile this measure to GAAP earnings per share. We refer you to
Question 102.05 of the Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures. Similar concerns apply to your Form 10-Q for the
                                                        quarterly period ended
April 30, 2023 and your earnings release included in the Form 8-K dated June 5, 2023.
   2. We note you currently present "Litigation settlement" as a reconciling item for Adjusted free cash flow which is
a liquidity measure. Tell us how you considered the guidance in
                                                        Item 10(e)(1)(ii)(A) of
Regulation S-K which prohibits "excluding charges or liabilities that required, or will
require, cash settlement". Similar concerns apply to your
 Ragy Thomas
Sprinklr, Inc.
June 14, 2023
Page 2
         presentation on page 29 of your Form 10-Q for the quarterly period ended April 30, 2023.
         Please revise in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



FirstName LastNameRagy Thomas                                Sincerely,
Comapany NameSprinklr, Inc.
                                                             Division of
Corporation Finance
June 14, 2023 Page 2                                         Office of
Technology
FirstName LastName